Announcement to the Market

Senior Notes

ITAÚ UNIBANCO HOLDING S.A. ("Company") announces to its stockholders and the market in general that it priced, on the date hereof, the issue of senior notes maturing in 5 years in the total amount of US$1 billion at a fixed rate of 6.00% ("Notes"), to be issued by the Company on February 27, 2025 ("Issue"). The offer price was 100% of their face value, which will result in an annual return to investors of 6.00%. The Issue proceeds will be used by the Company for general corporate purposes.

The Issue is not subject to registration rules with the Securities Exchange Commission (SEC), in accordance compliance with the U.S. Federal law "Securities Act of 1933" (Securities Act), or to registration with the Brazilian Securities and Exchange Commission (CVM), in Brazil, in accordance with applicable law and regulations.

The Notes were offered to qualified institutional buyers only, as defined by Rule 144A of the Securities Act, and to non-U.S. persons outside the U.S. territory under Regulation S of the Securities Act.

This announcement to the market should not be construed as an offer to sell or a request to buy the Notes, and the Notes should not be sold in any jurisdiction where this offer, request or sale is illegal.

São Paulo (SP), February 20, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer